UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483), except for the review report of the independent registered public accounting firm included on page 1 and all references thereto.

BANCO SANTANDER (BRASIL) S.A.

TABLE OF CONTENTS

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2012 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. as of March 31, 2012 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of March 31, 2012, and its financial performance and its cash flows for the three-month period then ended in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Other Issues

Statements of Value Added

We have also reviewed the statement of value added (DVA) for the three-month period ended March 31, 2012, prepared under the responsibility of the Management, the presentation of which is required by Brazilian Corporate Law for publicly-held companies, and is considered as supplemental information for IFRS that does not require the presentation of DVA. This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2012

/s/ Auditores Independentes	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011
(Thousands of Brazilian Reais)

ASSETS	Note	March 31, 2012	December 31, 2011

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		58,996,863	65,938,003

FINANCIAL ASSETS HELD FOR TRADING	4-a	24,957,483	29,901,495
Debt instruments		21,039,200	25,298,804
Equity instruments		380,350	448,209
Trading derivatives		3,537,933	4,154,482

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4-a	1,176,187	665,369
Loans and amounts due from credit institutions		38,669	60,813
Debt instruments		223,286	230,037
Equity instruments		914,232	374,519

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4-a	37,230,541	44,608,201
Debt instruments		36,382,158	43,300,354
Equity instruments		848,383	1,307,847

LOANS AND RECEIVABLES	4-a	216,204,880	202,757,191
Loans and amounts due from credit institutions		30,438,479	19,628,861
Loans and advances to customers	14	185,704,448	183,066,268
Debt instruments		61,953	62,062

HEDGING DERIVATIVES		95,761	80,708

NON-CURRENT ASSETS HELD FOR SALE	5	128,007	132,388

INVESTMENTS IN ASSOCIATES	6	429,346	422,225

TANGIBLE ASSETS		5,057,359	5,008,306

INTANGIBLE ASSETS	8	31,585,062	31,435,080
Goodwill		27,217,565	27,217,565
Other intangible assets		4,367,497	4,217,515

TAX ASSETS		17,218,721	16,250,373
Current		2,923,347	2,077,224
Deferred		14,295,374	14,173,149

OTHER ASSETS		2,859,822	2,686,743

TOTAL ASSETS		395,940,032	399,886,082

The accompanying Notes and Appendix I are an integral part of these financial statements.

LIABILITIES AND EQUITY	Note	March 31, 2012	December 31, 2011

FINANCIAL LIABILITIES HELD FOR TRADING	9-a	4,219,044	5,047,288
Trading derivatives		3,902,273	4,709,660
Short positions		316,771	337,628

FINANCIAL LIABILITIES AT AMORTISED COST	9-a	286,591,353	291,451,686
Deposits from Central Bank of Brasil and deposits from credit institutions		27,972,969	51,527,021
Customer deposits		185,309,053	174,473,891
Marketable debt securities		45,903,373	38,590,423
Subordinated liabilities		11,198,664	10,908,344
Other financial liabilities		16,207,294	15,952,007

HEDGING DERIVATIVES		58,023	36,071

PROVISIONS	10-a	9,445,859	9,515,295
Provisions for pensions funds and similar obligations		1,304,312	1,246,040
Provisions for contingent liabilities, commitments and other provisions		8,141,547	8,269,255

TAX LIABILITIES		12,872,349	11,875,899
Current		9,098,755	8,127,795
Deferred		3,773,594	3,748,104

OTHER LIABILITIES		3,301,169	3,927,851

TOTAL LIABILITIES		316,487,797	321,854,090

SHAREHOLDERS' EQUITY	11	78,345,655	77,044,886
Issued capital		62,634,585	62,634,585
Reserves		14,539,817	9,950,144
Treasury shares		(147,414)	(112,768)
Profit for the period attributable to the Parent		1,718,667	7,747,925
Less: Dividends and remuneration		(400,000)	(3,175,000)

VALUATION ADJUSTMENTS		1,084,787	968,146
Available-for-sale financial assets		1,156,646	960,199
Cash flow hedges		(71,859)	7,947

NON-CONTROLLING INTERESTS		21,793	18,960

TOTAL EQUITY		79,452,235	78,031,992
TOTAL LIABILITIES AND EQUITY		395,940,032	399,886,082

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011
(Thousands of Brazilian Reais, except for per share data)

		March 31,
	Note	2012	2011

Interest and similar income		13,672,820	11,802,091
Interest expense and similar charges		(5,935,337)	(5,163,164)
INTEREST NET INCOME	14	7,737,483	6,638,927
Income from equity instruments	14	2,319	4,767
Income from companies accounted for by the equity method	6 & 14	18,434	18,193
Fee and commission income	14	2,387,423	2,089,147
Fee and commission expense	14	(452,689)	(306,893)
Gains (losses) on financial assets and liabilities (net)	14	1,045,388	500,823
Financial assets held for trading		642,179	452,448
Other financial instruments at fair value through profit or loss		210,969	4,110
Financial instruments not measured at fair value through profit or loss		201,978	40,222
Other		(9,738)	4,043
Exchange differences (net)	14	(244,519)	(28,448)
Other operating income (expense)	14	(177,099)	(28,349)
TOTAL INCOME		10,316,740	8,888,167
Administrative expenses	12 & 14	(3,227,969)	(2,959,482)
Personnel expenses		(1,749,226)	(1,615,816)
Other general expenses		(1,478,743)	(1,343,666)
Depreciation and amortization	14	(429,710)	(338,153)
Tangible assets		(153,594)	(127,314)
Intangible assets		(276,116)	(210,839)
Provisions (net)	14	(532,258)	(629,712)
Impairment losses on financial assets (net)	14	(3,571,108)	(2,058,659)
Loans and receivables	4-b.2	(3,571,108)	(2,058,659)
Impairment losses on other assets (net)	14	10,770	(9,196)
Other intangible assets		477	(7,667)
Other assets		10,293	(1,529)
Gains on disposal of assets not classified as non-current assets held for sale	14	1,500	1,545
Gains on non-current assets held for sale not classified as discontinued operations	14	5,679	27,222
OPERATING PROFIT BEFORE TAX		2,573,644	2,921,732
Income taxes	7-a & 14	(850,436)	(850,561)
PROFIT FOR THE PERIOD		1,723,208	2,071,171
Profit attributable to the Parent		1,718,667	2,068,699
Profit (loss) attributable to non-controlling interests		4,541	2,472

EARNINGS PER SHARE (Brazilian Reais)
Basic and diluted earnings per 1,000 share (Brazilian Reais - R$)
Common shares		4.11	4.95
Preferred shares		4.53	5.45
Profit attributable (Brazilian Reais - R$)
Common shares		875,833	1,054,209
Preferred shares		842,834	1,014,490
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	212,841,732
Preferred shares		186,202,385	186,202,385

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED) YEARS ENDED MARCH 31, 2012 AND 2011
(Thousands of Brazilian Reais)

	March 31,
	2012	2011

PROFIT FOR THE PERIOD	1,723,208	2,071,171

OTHER COMPREHENSIVE INCOME	116,641	(128,518)
Available-for-sale financial assets	387,674	(245,639)
Valuation adjustments	589,652	(205,417)
Amounts transferred to income statement	(201,978)	(40,222)
Cash flow hedges	(137,555)	5,124
Valuation adjustments	(137,393)	5,124
Amounts transferred to income statement	(162)	-
Net investment hedge	(104,219)	-
Exchange variation of investees located abroad	104,219	-
Income taxes	(133,478)	111,997
TOTAL COMPREHENSIVE INCOME	1,839,849	1,942,653

Attributable to the parent	1,835,308	1,940,181
Attributable to non-controlling interests	4,541	2,472
TOTAL	1,839,849	1,942,653

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent									Non-controlling Interests	Total Equity
		Shareholders' Equity						Valuation Adjustments	Total
	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity

Balances at December 31, 2010		62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total comprehensive income		-	-	-	2,068,699	-	2,068,699	(128,518)	1,940,181	2,472	1,942,653
Other Changes in Equity
Appropriation of net profit for the period		-	7,382,093	-	(7,382,093)	-	-	-	-	-	-
Dividends and interest on capital		-	(3,540,000)	-	-	2,940,000	(600,000)	-	(600,000)	-	(600,000)
Equity-instruments-based payment	13	-	10,359	-	-	-	10,359	-	10,359	-	10,359
Other		-	-	-	-	-	-	-	-	(284)	(284)
Balances at March 31, 2011		62,634,585	9,947,337	-	2,068,699	(600,000)	74,050,621	655,237	74,705,858	10,264	74,716,122

Balances at December 31, 2011		62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	968,146	78,013,032	18,960	78,031,992

Total comprehensive income		-	-	-	1,718,667	-	1,718,667	116,641	1,835,308	4,541	1,839,849
Other Changes in Equity
Appropriation of net profit for the period		-	7,747,925	-	(7,747,925)	-	-	-	-	-	-
Dividends and interest on capital	11-b	-	(3,175,000)	-	-	2,775,000	(400,000)	-	(400,000)	-	(400,000)
Equity-instruments-based payment	13	-	17,328	-	-	-	17,328	-	17,328	-	17,328
Treasury shares	11-c	-	9	(34,646)	-	-	(34,637)	-	(34,637)	-	(34,637)
Other		-	(588)	-	-	-	(588)	-	(588)	(1,708)	(2,296)
Balances at March 31, 2012		62,634,585	14,539,817	(147,414)	1,718,667	(400,000)	78,345,655	1,084,787	79,430,442	21,793	79,452,235

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011
(Thousands of Brazilian Reais)

		March 31,
	Note	2012	2011
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period		1,723,208	2,071,171
Adjustments to net profit		4,285,656	3,374,821
Depreciation of tangible assets		153,594	127,314
Amortization of intangible assets		276,116	210,839
Impairment losses on other assets (net)		(10,770)	9,196
Provisions and Impairment losses on financial assets (net)		4,103,366	2,688,371
Net gains on disposal of tangible assets, investments and non-current assets held for sale		(7,179)	(28,767)
Share of results of entities accounted for using the equity method	6-b	(18,434)	(18,193)
Changes in deferred tax assets and liabilities		(227,786)	375,702
Others		16,749	10,359
Net (increase) decrease in operating assets		8,917,038	(12,186,461)
Cash and Balance with the Brazilian Central Bank		6,366,538	(648,301)
Financial assets held for trading		4,944,012	1,280,379
Other financial assets at fair value through profit or loss		(510,818)	(166,155)
Available-for-sale financial assets		7,763,058	(5,210,807)
Loans and receivables		(8,318,531)	(6,520,861)
Other assets		(1,327,221)	(920,716)
Net increase (decrease) in operating liabilities		(10,749,795)	3,787,052
Financial liabilities held for trading		(828,244)	113,543
Other financial liabilities at fair value through profit or loss		-	-
Financial liabilities at amortized cost		(10,675,608)	3,423,168
Other liabilities		754,057	250,341
Payments of taxes		(984,611)	(730,024)
Total net cash flows from operating activities (1)		3,191,496	(3,683,441)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(452,310)	(388,865)
Tangible assets	7	(195,395)	(185,974)
Intangible assets		(256,915)	(202,891)
Divestments		14,256	11,329
Tangible assets	7	2,968	10,541
Dividends and interest on capital received	6-b	11,288	788
Total net cash flows from investing activities (2)		(438,054)	(377,536)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares		(34,646)	-
Issuance of other long-term liabilities	9-b.3	10,059,636	9,992,434
Dividends paid and interest on capital		(1,122,458)	(2,092,284)
Payments of other long-term liabilities	9-b.3	(3,526,813)	(3,653,298)
Increase/Decrease in non-controlling interests		(1,707)	(284)
Total net cash flows from financing activities (3)		5,374,012	4,246,568
NET DECREASE IN CASH (1+2+3)		8,127,454	185,591
Cash and cash equivalents at beginning of period		9,017,406	9,346,899
Cash and cash equivalents at end of period		17,144,860	9,532,490

Cash and cash equivalents components
Cash		3,012,011	3,152,259
Loans and other		14,132,849	7,178,947
Total of cash and cash equivalents		17,144,860	10,331,206

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		1,790	2,360
Dividends and interest on capital declared but not paid	11-b	400,000	584,894
Supplemental information
Interest received		14,038,368	11,186,934
Interest paid		6,402,692	4,829,526

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2012
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 14): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management, capitalization, asset management and insurance brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The consolidated interim financial statements for the period ended on March 31, 2012 was approved by the Board of directors at the meeting held on April 25, 2012.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as adopted by the IASB. To properly understand the information in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies and methods used in preparing these consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2011, the adoption of new standards and interpretations had no material effect on these consolidated financial statements, except to IFRS 9 - financial instruments, which the Bank is analyzing the impacts from the adoption of this standard.

Paragraph 10 of revised IAS 1 provides the possibility of changing the names of the financial statements. The terminology to be used to refer to the financial statements is as follows:

• Balance sheet becomes the statement of financial position;

• Statement of recognized income and expense becomes the statement of comprehensive income; and

• Cash flow statement becomes the statement of cash flows.

The Bank has opted to present income and expense items in two separate statements. Additionally, in preparing the consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2011 and 2010. Bank began to adopt the terminology statement of comprehensive income from March 31, 2012.

Standards and Interpretations effective subsequent to March 31, 2012

The Bank has not yet adopted the following new or revised IFRS or Interpretations, which have been issued but their effective date is subsequent to the date of these financial statements:

• IFRS 9 – Financial Instruments: Recognition and Measurement – The main changes of IFRS 9 compared to IAS 39 are: (i) All recognized financial assets that are currently in the scope of IAS 39 will be measured at either amortized cost or fair value; (ii) IFRS 9 does not retain IAS 39’s concept of embedded derivatives for hybrid contracts if the host contract is a financial asset within the scope of IFRS 9; (iii) the guidance included in IFRS 9 retains the classification criteria for financial liabilities currently contained in IAS 39. However, there are two key differences, relating to presentation and measurement, compared to IAS 39: (a) the presentation of the effects of changes in fair value attributable to a liability’s credit risk; and (b) the elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

• Amendment to IFRS 7 - clarifications of disclosures: encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the financial statements.

• The amendments to IAS 1 – Clarifications on the Statement of Comprehensive Income – Due to anticipated changes in IFRS 9, IAS 19 among others, the IASB explain how to display the components that fit the requirements of this standard. This interpretation should be applied prospectively for annual periods beginning on or later 1 July 2012.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Separate Financial Statements (2011) keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

On December 16, 2011, the IASB has postponed the date for mandatory adoption of IFRS 9 and their disclosure items referred to transient changes in IFRS 7 to January 2015.

The others standards have an effective date for annual periods beginning on January 2013, with earlier application permitted so long as each of the other standards mentioned are also early applied. The early adoption for financial institutions in Brazil is subject to the pronouncements issued by the IASB, translated into Portuguese by a Brazilian entity accredited by the International Accounting Standards Committee Foundation (IASC Foundation). However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying of the others items of IFRS.

On 12 May 2011, the IASB also issued IFRS 13 - Fair Value Measurement, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on January 2013 with early application permitted.

On 16 June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (2011) (the “amendments”) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit (assets). Net interest is calculated using high quality corporate Bond yield. This may be lower than the rate currently used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on 1 January 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

On 16 June 2011, the IASB also issued “Presentation of Comprehensive Income items” (amendments to IAS 1). The amendments to IAS 1 are the result of a joint Project with the Financial Accounting Standards Board (FASB) and provides guidance on the presentation of the items contained in statement of comprehensive income and its respective classification. The amendments are effective for reporting periods beginning on or later 1 July 2012, with earlier application permitted.

The Bank does not expect the adoption of the above-mentioned standards and interpretations to have a material effect on the consolidated financial statements taken as a whole, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes.

The main estimates are further discussed on the December 31, 2011, 2010 and 2009 consolidated financial statements. In the period ended on March 31, 2012 there were no significant changes in the estimates made at 2011 year-end besides those indicated in these interim financial statements.

d) Provisions, Contingent assets and liabilities

Note 2-q to the Bank's consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2011 and these interim financial statements' reporting date.

e) Comparative information

The information for 2011 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the information relating to the three-month periods ended March 31, 2012.

f) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-month periods ended March 31, 2012.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values and with original maturity lower than ninety days were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

i) Functional currency and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

3. Change in the scope of consolidation

a) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander EFC), with direct participation of 100%, in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad.

The establishment of foreign subsidiary was approved by Bacen on September 26, 2011, by Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by Banco de Espanã on March, 28, 2012. The remittance of resources to pay up the share capital of the subsidiary, was carried out in March, 5, 2012, totaling €748 million.

b) Sale of Santander Seguros S.A.

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction") of all shares issued by its wholly owned subsidiary Santander Seguros S.A. (Santander Seguros) for (i) Zurich Santander Insurance America, SL, a holding company based in Spain (Zurich Santander) held, directly or indirectly, 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Santander Seguros, and (ii) Banco Santander to Inversiones ZS of 3 common shares of Santander Seguros, and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 thousand (received in October 5,2011). The assets of Santander Seguros R$24,731,463 thousand, main represented by R$21,551,422 thousand of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The Santander Seguros liabilities amounts R$22,349,428 thousand, main represented by R$21,278,718 thousand of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292 thousand, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations.

The final sale and purchase price will be set appropriately based on the balance sheet to be specially prepared by Santander Seguros for the period ended September 30, 2011 to be released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently received.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

The operation, according to the regulations, subject to the approval of Susep.

c) Partial spin-off of Santander Seguros with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Santander Seguros, at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Santander Seguros with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 thousands and refers only and exclusively to the totality of the participation held by Santander Seguros on Santander Capitalização's S.A. capital.

The process of the Partial Split Santander Seguros with the consequent formation of Sancap was approved by Susep on August 9, 2011.

4. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2012 and December 31, 2011 is as follows:

Thousands of Reais	March 31, 2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	38,669	-	30,438,479	30,477,148
Of which:
Loans and amounts due from credit institutions, gross	-	38,669	-	30,509,905	30,548,574
Impairment losses (note 4-b.2)	-	-	-	(71,426)	(71,426)
Loans and advances to customers	-	-	-	185,704,448	185,704,448
Of which:
Loans and advances to customers, gross	-	-	-	196,836,012	196,836,012
Impairment losses (note 4-b.2)	-	-	-	(11,131,564)	(11,131,564)
Debt instruments	21,039,200	223,286	36,382,158	61,953	57,706,597
Equity instruments	380,350	914,232	848,383	-	2,142,965
Trading derivatives	3,537,933	-	-	-	3,537,933
Total	24,957,483	1,176,187	37,230,541	216,204,880	279,569,091

Thousands of Reais	December 31, 2011
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	60,813	-	19,628,861	19,689,674
Of which:
Loans and amounts due from credit institutions, gross	-	60,813	-	19,690,528	19,751,341
Impairment losses (note 4-b.2)	-	-	-	(61,667)	(61,667)
Loans and advances to customers	-	-	-	183,066,268	183,066,268
Of which:
Loans and advances to customers, gross (1)	-	-	-	194,184,437	194,184,437
Impairment losses (note 4-b.2)	-	-	-	(11,118,169)	(11,118,169)
Debt instruments	25,298,804	230,037	43,300,354	62,062	68,891,257
Equity instruments	448,209	374,519	1,307,847	-	2,130,575
Trading derivatives	4,154,482	-	-	-	4,154,482
Total	29,901,495	665,369	44,608,201	202,757,191	277,932,256

(1) On March 31, 2012, the balance recorded in “loans and advances to clients” related to assignment of receivables is R$ 656,222 thousand (on December 31, 2011 – R$ 686,587 thousand), and R$ 652,406 thousand (on December 31, 2011 – R$ 686,015 thousand) of “Financial Liabilities associated with transfer of assets”.

There were no reclassifications between level 1 and level 2 in the period ended on March 31, 2012 and on December 31, 2011. At March 31, 2012 and December 31, 2011 the Bank does not have any financial instruments classified in level 3.

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2011, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, whose changes in value are recognized temporarily in consolidated shareholders' equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated shareholders' equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

As at March 31, 2012 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in the fair value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the three-months periods ended March 31, 2012 and 2011 were as follows:

Thousands of Reais					March 31,
					2012	2011
Balance at beginning of the period					11,179,836	9,191,762
Impairment losses charged to income for the period – Loans and receivables					3,835,963	2,607,180
Write-off of impaired balances against recorded impairment allowance					(3,812,809)	(1,966,520)
Balance at end of the period					11,202,990	9,832,422
Recoveries of loans previously charged off					264,855	548,521

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$3,571,108 thousand and R$2,058,659 thousand in the three-month periods ended March 31, 2012 and 2011, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the three-month periods ended March 31, 2012 and 2011 is as follows:

Thousands of Reais					March 3 1,
					2012	2011
Balance at beginning of the period					13,072,693	9,348,648
Net additions					4,350,661	2,642,982
Written-off assets					(3,812,809)	(1,966,520)
Balance at end of the period					13,610,545	10,025,110

5. Non-current assets held for sale

At March 31, 2012 and December 31, 2011, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

6. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments		Results of Investments
	March 31,	December 31,	March 31,	December 31,	March 31,
Thousands of Reais	2012	2011	2012	2011	2012	2011

Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	24,586	24,200	386	1,087
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	22,945	22,528	417	595
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)
	39.58%	39.64%	140,265	132,514	7,757	9,022
Companhia de Arrendamento Mercantil RCI Brasil (1)	39.88%	39.88%	229,998	232,017	8,452	6,468
Cibrasec - Companhia Brasileira de Securitização (2) (3)	13.64%	13.64%	10,120	10,287	671	1,021
Estruturadora Brasileira de Projetos S.A. - EBP (1) (2) (3)	11.11%	11.11%	1,432	679	751	-
Total			429,346	422,225	18,434	18,193

(1) Joint-controlled company.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Companies delayed by one month for the calculation of equity.

(*) Associates companies do not have their shares listed on the Stock Exchange.

(**) The Bank does not have collateral with associates.

(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes The changes in the balance of this item in the three-month periods ended March 31, 2012 and 2011 were as follows:

Thousands of Reais					March 31,
					2012	2011
Balance at beginning of period					422,225	370,586
Capital increases					-	6,107
Income from companies accounted for by the equity method					18,434	18,193
Dividends proposed/received					(11,288)	(788)
Others					(25)	-
Balance at end of period					429,346	394,098

c) Impairment losses No impairment was accounted with respect to investments in associates in the period ended March 31, 2012 and December 31, 2011.

7. Tangible assets

a) Changes

In the three-month periods ended March 31, 2012 and 2011 tangible asset items were acquired for R$195,395 thousand and R$185,974 thousand, respectively. Also, in the three-month periods ended March 31, 2012 and 2011 tangible asset items were disposed, and the carrying amounts was R$1,468 thousand and R$8,994 thousand, respectively, giving rise to net gains on disposal of R$1,500 thousand and R$1,545 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended March 31, 2012 and 2011.

c) Tangible asset purchase commitments

On March 31, 2012 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$24,337 thousands.

8. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 14).

The base used to evaluate the impairment test is the value in use. For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

The impairment test of goodwill was conducted as at December 31, 2011, and for the current period was not identified any evidence of impairment.

Thousands of Reais		March 31, 2012	December 31, 2011

Breakdown:
Banco ABN Amro Real S.A.		27,217,565	27,217,565
Total		27,217,565	27,217,565

Operating segments:
Commercial Banking		27,217,565	27,217,565
Total		27,217,565	27,217,565

b) Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Thousands of Reais	Estimated Useful Life	March 31, 2012	December 31, 2011

With finite lives:
IT developments	3 years	3,273,674	2,981,909
Customer relationship (1)	(1)	4,378,180	4,514,257
Other assets	Up 5 years	207,128	205,498
Depreciation		(3,002,334)	(2,860,422)
Impairment losses (2)		(489,332)	(623,727)
Total		4,367,316	4,217,515

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities.

9. Financial liabilities

a) Breakdown by category
The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at March 31, 2012 and December 31, 2011 is as follows:

Thousands of Reais	March 31, 2012
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brasil and deposits from credit institutions	-	27,972,969	27,972,969
Customer deposits	-	185,309,053	185,309,053
Marketable debt securities	-	45,903,373	45,903,373
Trading derivatives	3,902,273	-	3,902,273
Subordinated liabilities	-	11,198,664	11,198,664
Short positions	316,771	-	316,771
Other financial liabilities	-	16,207,294	16,207,294
Total	4,219,044	286,591,353	290,810,397

Thousands of Reais	December 31, 2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank of Brasil and deposits from credit institutions	-	51,527,021	51,527,021
Customer deposits	-	174,473,891	174,473,891
Marketable debt securities	-	38,590,423	38,590,423
Trading derivatives	4,709,660	-	4,709,660
Subordinated liabilities	-	10,908,344	10,908,344
Short positions	337,628	-	337,628
Other financial liabilities	-	15,952,007	15,952,007
Total	5,047,288	291,451,686	296,498,974

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

Thousands of Reais		March 31, 2012	December 31, 2011

Demand deposits (1)		198,298	133,567
Time deposits (2)		25,996,835	27,022,696
Repurchase agreements		1,777,836	24,370,758
Total		27,972,969	51,527,021
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lendings, locally and abroad, and other foreign credit.

b.2) Customer deposits

Thousands of Reais		March 31, 2012	December 31, 2011

Demand deposits
Current accounts (1)		11,758,020	13,561,003
Savings accounts		23,922,380	23,293,434
Time deposits		84,865,582	83,941,820
Repurchase agreements		64,763,071	53,677,634
Total		185,309,053	174,473,891
(1) Non-interest bearing accounts.

b.3) Marketable debt securities

Thousands of Reais		March 31, 2012	December 31, 2011

Real estate credit notes - LCI		9,407,646	8,550,108
Bonds and other securities		7,766,482	6,539,765
Treasury Bills (1)		24,977,465	19,926,031
Securitization notes (MT100) (2)		2,029,468	2,152,543
Agribusiness credit notes - LCA		1,589,104	1,341,232
Debentures (3)		133,208	80,744
Total		45,903,373	38,590,423
(1) On March 31, 2012, have a maturity between 2012 to 2017.
(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(3) Debentures issued with remuneration indexed CDI + 1.77%p.a. interest rate and maturity November 21, 2012, issued by subsidiaries MS Participações Societárias S.A.

The changes in the balance of Marketable debt instruments in the three-month periods ended March 31, 2012 and 2011 were as follows:

Thousands of Reais						March 31,
						2012	2011
Balance at beginning of the period						38,590,423	20,086,645
Issues						10,059,636	9,992,434
Payments						(3,526,813)	(3,653,298)
Interest						940,876	524,950
Exchange differences and Others						(160,749)	(43,650)
Balance at end of the period						45,903,373	26,907,081

The Composition of "Eurobonds and other securities" is as follows:

					Interest	March 31, 2012	December 31, 2011
		Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds		March-11	March-14	US$	Libor + 2,1%	2,188,396	2,252,536
Eurobonds		April and November-10	April-15	US$	4.5%	1,563,619	1,617,341
Eurobonds		January and June-11	January-16	US$	4.3%	1,533,137	1,608,424
Eurobonds		February-12	February-17	US$	4.6%	1,452,954	-
Eurobonds		November-05	November-13	R$	17.1%	347,076	333,182
Eurobonds		June-11	December-14	CHF	3.1%	305,983	300,803
Eurobonds		March-05	March-13	R$	17.0%	162,355	169,223
Eurobonds		December-11	January-12	US$	Zero Coupon	-	73,017
Eurobonds (1)		June-07	May-17	R$	FDIC	27,261	28,196
Others						185,701	157,043
Total						7,766,482	6,539,765
(1) Indexed to Credit Event Notes.

As at March 31, 2012 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Securitization notes - MT100

	Issuance	Maturity	Currency	Interest rate (p.a.)		March 31, 2012	December 31, 2011

2008-1 Series (1)	May-08	March-15	US$	6.2%		220,669	265,203
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) +0,8%		729,178	753,126
2009-1 Series (1) (3)	August-09	September-14	US$	Libor (6 months) + 2,1%		76,569	94,494
2009-2 Series (1) (4)	August-09	September-19	US$	6.3%		91,279	95,435
2010-1 Series (1) (5)	December-10	March-16	US$	Libor (6 months) + 1,5%		455,835	471,594
2011-1 Series (1) (6)	May-11	March-18	US$	4.2%		182,444	189,790
2011-2 Series (1) (7)	May-11	March-16	US$	Libor (6 months) + 1,4%		273,494	282,901
Total						2,029,468	2,152,543

(1) Charges payable semiannually.

(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this serie was extended by three years in August 2011).
(3)Notional will be paid in 6 semiannual installments from March 2012.

(4) Notional will be paid in 14 semiannual installments from March 2013.

(5)Notional will be paid in 7 semiannual installments from March 2013.

(6)Notional will be paid in 9 semiannual installments from March 2014.

(7)Notional will be paid in 5 semiannual installments from March 2014.

b.5) Subordinated liabilities Changes in the balance of "Subordinated liabilities" in three month periods ended March 31, 2012 and 2011 were as follows:

Thousands of Reais					March 31, 2012	March 31, 2011

Balance at beginning of the period					10,908,344	9,695,105
Interest					290,320	278,558
Balance at end of the period					11,198,664	9,973,663

The Composition of "Subordinated Deposit Certificates" is as follows:

					March 31, 2012	December 31, 2011
	Issuance	Maturity(1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1.500 million	105,0% CDI	2,873,447	2,801,102
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104,5% CDI	1,554,984	1,516,018
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104,5% CDI	1,464,685	1,427,982
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100,0% CDI + 1,3%	946,442	920,870
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100,0% CDI + 1,0%	871,910	848,876
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104,5% CDI	844,109	822,956
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104,0% CDI	529,422	516,217
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100,0% CDI + 0,4%	494,405	482,026
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104,5% CDI	442,277	431,194
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	434,038	422,628
Subordinated Deposit Certificates	May-08 a June-08	May-13 to June-18	R$268 million	IPCA (3)	447,223	431,919
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120,5% CDI	150,524	146,183
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7,9%	145,198	140,373
Total					11,198,664	10,908,344

(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.

(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.

(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

10. Provisions a) Breakdown The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais					March 31, 2012	December 31, 2011

Provisions for pensions funds and similar obligations					1,304,312	1,246,040
Provisions for judicial and administrative proceedings, commitments and other provisions					8,141,547	8,269,255
Of which:
Provisions for judicial and administrative proceedings, commitments and other provisions (1)					7,122,310	7,276,568
Provisions for judicial and administrative proceedings under the responsibility of former controlling stockholders (note 10.d iv)					1,019,237	992,687
Total					9,445,859	9,515,295
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$7,373,912 thousand (December 31, 2011 - R$6,833,010 thousand): The Bank and its companies filed lawsuits seeking to invalidate the provisions of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$50,322 thousand (December 31, 2011 - R$49,314 thousand) - The Bank and its companies filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

• Increase in CSLL tax rate - R$1,061,970 thousand (December 31, 2011 - R$979,938 thousand) – The Bank and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act No. 413/2008, subsequently codified into Law No. 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law No. 11,727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

• Tax on Services for Financial Institutions (ISS) - R$587,145 thousand (December 31, 2011 - R$542,443 thousand): The Bank and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$303,066 thousand (December 31, 2011 - R$288,137 thousand): The Bank and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions as we believe that these benefits do not constitute salary.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$996,278 thousand, R$13,742 thousand and R$9,217 thousand (December 31, 2011 - R$969,485 thousand, R$14,150 thousand and R$9,052 thousand), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of a Provisional Contribution on Financial Transactions (“Contribuição Provisória sobre Movimentação Financeira”) or “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Both societies consider that the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – “CARF”), while Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before “CARF”. As of March 31, 2012 amounts related to these claims are approximately R$571 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service issued infraction notices against Banco Santander Brasil with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of Group Bozano Simonsen’s (former controller of one of financial institutions that were followed by Banco Santander) as reimbursement obligations for payments made by the Bank and its controlled entities as a result of liabilities arising from the activities of Group Bozano Simonsen carried out when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF and a unanimous 187 decision was handed down to cancel the tax assessments corresponding to the 2002 tax year. In February 2012 this decision was declared non-appealable, so there is no potential tax liability related to this claim for the 2002 tax year. Proceedings related to tax years 2003 to 2006 are ongoing. As of March 31, 2012 amounts related to this infraction are approximately R$655 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. As of March 31, 2012 the amount related to this suit is approximately R$ 433 million.

• Credit Losses - We have challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of March 31, 2012 the amount related to this challenge is approximately R$340 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. As of March 31, 2012 amounts related to this suit is approximately R$109 million.

• CSLL - Favorable and unappealable decision - We have challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law No. 7,689/1988 and Law No. 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of March 31, 2012 amounts related to these actions are approximately R$162 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Santander Insurance. As of March 31, 2012 the amount related to this proceeding is approximately R$215 million.

• Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados or “PLR”) – The Bank and its companies are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of March 31, 2012 amounts related to these proceedings totaled approximately R$275 million.

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

11. Equity a) Issued capital The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	March 31, 2012			December 31, 2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	16,931,854	16,797,976	33,729,830	16,000,704	16,052,894	32,053,598
Foreign Residents	195,909,878	169,404,409	365,314,287	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(499,054)	(453,685)	(952,739)	(391,254)	(355,685)	(746,939)
Total outstanding	212,342,678	185,748,700	398,091,378	212,450,478	185,846,700	398,297,178

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

			March 31, 2012
			Thousands of Reais	Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1)(2)			400,000	0.9600	1.0560	105.6001
Total in March 31, 2012			400,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, and Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) The amount of interest on capital will be allocated entirely to the mandatory distribution of income for the year 2012 and will be paid on a date to be timely informed, without any compensation as monetary.

			December 31, 2011
			Thousands of Reais	Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1)(5)(9)			600,000	1.4366	1.5802	158.0216
Reserve for equalization dividend (2)(5)			273,840	0.6556	0.7212	72.1211
Interim Dividends (2)(5)(9)			476,160	1.1401	1.2541	125.4059
Interest on capital (3)(5)(9)			550,000	1.3168	1.4485	144.8532
Interim Dividends (4)(5)(9)			100,000	0.2394	0.2634	26.3369
Interest on capital (6)(8)(9)			400,000	0.9592	1.0551	105.5127
Interim Dividends (7) (8) (9)			775,000	1.8590	2.0449	204.4944
Total in December 31, 2011			3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184 thousand, net of taxes.

(2) Established by the Board of Directors in May, 2011.

(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193 and Preferred Shares - R$1.2313 and Units - R$123.1252 thousand, net of taxes.

(4) Established by Board of Directors in June, 2011.

(5) The amount of interest on capital and dividends intermediate / intermediate was paid on August 29, 2011.

(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858 thousand, net of taxes.

(7) Established by Board of Directors in December 2011.

(8) The amount of interest on capital and the interim dividend were paid on February 28, 2012.

(9) The amount of interim dividends and interest on capital were allocated entirely to the mandatory distribution of income for the year 2011.

c) Treasury Shares

At the meeting of Board Directors on August 24, 2011, the Buyback Program in force was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale valid up to August 24, 2012.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of market maker services in Brazil for certain index funds, where the Units are included in the index theoretical portfolio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection (“hedge”) against the price fluctuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

In 2012 was acquired 1,997,600 Units which held in treasury. The balance accumulated of treasury shares on March 31, 2012, amounting to 7,378,400 Units (2011 – 5,380,800) equivalent to R$115,144 thousand (2011 – R$79,547 thousand). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$14.10, R$15.61 and R$ 18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$32,270 thousand. The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on March 31, 2012 was R$16.80 per Unit and US$9.17 per ADR.

Additionally, during the period of 3 months ended in March 31, 2012, treasury shares were traded, refer to the services of a market maker that resulted in a gain of R$9 thousand recorded directly in equity in capital reserves.

12. Breakdown of income accounts

a) Personnel expenses

Thousands of Reais	March 31,
	2012	2011
Wages and salaries	1,114,414	1,020,894
Social security costs	280,215	269,816
Benefits	231,544	208,055
Defined benefit pension plans	11,035	14,903
Contributions to defined contribution pension funds	12,855	2,532
Share-based payment costs	18,012	25,313
Training	23,836	28,864
Other personnel expenses	57,315	45,439
Total	1,749,226	1,615,816

b) Other general administrative expenses

	March 31,
Thousands of Reais	2012	2011

Property, fixtures and supplies	287,570	264,681
Technology and systems	273,186	252,788
Advertising	95,153	82,746
Communications	144,429	142,597
Per diems and travel expenses	39,279	32,263
Taxes other than income tax	17,279	8,654
Surveillance and cash courier services	136,687	123,770
Insurance premiums	2,773	2,378
Specialized and technical services	430,916	386,335
Technical reports	99,026	88,429
Others specialized and technical services	331,890	297,906
Other administrative expenses	51,471	47,454
Total	1,478,743	1,343,666

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares . The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The main assumptions used as of March 31, 2012 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2011.

On March 31, 2012 daily pro-rata expenses amounting R$7,588 thousand (2011 - R$10,359 thousand), relating to the SOP plan and R$6,272 thousand (2011 - R$11,146 thousand) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$1,643 thousand (2011 - R$2,071 thousand) as "Gains (losses) on financial assets and liabilities (net) - Others".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On March 31, 2012, these options were not included in the calculation of diluted earnings per share because they are anti-dilutive for the presented years.

b) Global program

The main assumptions used as of March 31, 2012 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2011.

On March 31, 2012, pro-rata expenses were registered in the amount of R$1,452 thousand (2011 - R$3,807 thousand), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. Expenses related to these plans are recognized in contrast to "Other liabilities - Provision for share-based payment" because they are settled in cash.

c) Share-Based Bonus

The main assumptions adopted on March 31, 2012 have not changed significantly from those indicated in the consolidated financial statements at December 31, 2011.

The plan is divided into three programs:

The aim of the plan is the payment of gratuity, in money, the partial of variable compensation payable by Banco Santander to participants in terms of its compensation policy, linked to the future performance of stocks. The total number of shares is within the limit of compensation of directors approved at the General Meeting of Banco Santander.

• Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On March 31, 2012 was recorded daily “pro rata” expenses in the amount of R$2,105 thousand (on March 31, 2011, there was no recorded expenses).

• Unsupervised Collective - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units “SANB11". On March 31, 2012, was recorded daily “pro rata” expenses in the amount of R$150 thousand (on march 31, 2011, there was no recorded expenses) related to the provision for share-based bonus and was recorded a gain with the variation of the market value of the share of the plan in the amount of R$5,695 thousand as “Gain (losses) on financial assets and liabilities (net) – Others”.

• Unsupervised Collective - Employees – management-level employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On March 31, 2012, was recorded daily “pro rata” expenses in the amount of R$445 thousand (on March 31, 2011, there was no recorded expenses).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which optional financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments.

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	March 31, 2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total

NET INTEREST INCOME	7,157,342	553,238	26,903	7,737,483
Income from equity instruments	2,319	-	-	2,319
Share of results of entities accounted for using the equity method	18,434	-	-	18,434
Net fee and commission income	1,681,230	168,309	85,195	1,934,734
Gains (losses) on financial assets and liabilities and exchange differences (1)	593,029	205,527	2,313	800,869
Other operating income/(expenses)	(208,990)	(6,212)	38,103	(177,099)
TOTAL INCOME	9,243,364	920,862	152,514	10,316,740
Personnel expenses	(1,597,072)	(133,904)	(18,250)	(1,749,226)
Other administrative expenses	(1,420,895)	(52,634)	(5,214)	(1,478,743)
Depreciation and amortization	(399,782)	(24,382)	(5,546)	(429,710)
Provisions (net)	(530,248)	2,815	(4,825)	(532,258)
Net impairment losses on financial assets	(3,556,207)	(14,901)	-	(3,571,108)
Net impairment losses on non-financial assets	10,819	-	(49)	10,770
Other financial gains/(losses)	7,179	-	-	7,179
PROFIT BEFORE TAX (1)	1,757,158	697,856	118,630	2,573,644

Thousands of Reais	March 31, 2011
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage (2)	Total
NET INTEREST INCOME	5,918,059	621,730	99,138	6,638,927
Income from equity instruments	4,767	-	-	4,767
Share of results of entities accounted for using the equity method	18,193	-	-	18,193
Net fee and commission income	1,527,901	167,200	87,153	1,782,254
Gains (losses) on financial assets and liabilities and exchange differences (1)	365,265	107,229	(119)	472,375
Other operating income/(expenses)	(131,144)	(8,422)	111,217	(28,349)
TOTAL INCOME	7,703,041	887,737	297,389	8,888,167
Personnel expenses	(1,473,801)	(119,563)	(22,452)	(1,615,816)
Other administrative expenses	(1,273,257)	(55,231)	(15,178)	(1,343,666)
Depreciation and amortization	(305,982)	(26,070)	(6,101)	(338,153)
Provisions (net)	(614,440)	2,823	(18,095)	(629,712)
Net impairment losses on financial assets	(2,050,360)	(8,299)	-	(2,058,659)
Net impairment losses on non-financial assets	(9,222)	-	26	(9,196)
Other financial gains/(losses)	28,767	-	-	28,767
PROFIT BEFORE TAX (1)	2,004,746	681,397	235,589	2,921,732

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in March 31, 2012 generated gains of R$309 thousand. In March 31, 2011 were recorded gains of R$198 thousand.

(2) In 2012, includes incomes from insurance brokerage and capitalization, additionally in 2011, includes incomes from operations of Santander Seguros, which was sold in October 2011 (Note 3-b).

Thousands of Reais	March 31, 2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	341,251,595	52,097,358	2,591,079	395,940,032
Loans and advances to customers	151,615,758	34,066,032	22,658	185,704,448
Customer deposits	160,188,323	23,568,985	1,551,745	185,309,053

Thousands of Reais	December 31, 2011
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on March 31, 2012 and 2011:

a) Key-person management compensation

At the Board of Directors' meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000 thousand, covering fixed remuneration, variable and equity-based and other benefits. Additionally, was approved the compensation proposal of the Audit Committee members for the period of 12 months from March 24, 2012, in the amount of up to R$3,960 thousand. Both proposals will be subject to determination by the extraordinary stockholders' meeting to be held on April 25, 2012.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

Thousands of Reais	March 31,
	2012	2011
Fixed compensation	12,009	12,288
Variable compensation	26,340	55,427
Share-based payment	9,936	8,044
Other	2,771	2,606
Total (1) (2)	51,056	78,365

(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate and in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.

(2) In the period of three-month ended March 31, 2012, were paid to the Directors of Santander Asset the amount of R$1,011 thousand. As of March 31, 2011, they were paid to the Directors of Santander Seguros and Santander Asset the amount of R$1,764 thousand.

Additionally, in the period of three-month ended March 31, 2012, charges were collected on key-person management compensation amounting R$11,078 thousand (March 31, 2011 R$6,564 thousand).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest The table below shows the direct ownership interests (common shares and preferred shares):

	March 31, 2012
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)

Grupo Empresarial Santander, S.L. (1)	62,040,912	29.2%	51,780,792	27.9%	113,821,704	28.6%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Banco Santander, S.A. (1)	884,725	0.4%	804,295	0.4%	1,689,020	0.4%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	259,350	0.1%	237,035	0.1%	496,385	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	49,423,944	23.3%	46,434,248	25.0%	95,858,192	24.1%
Total	212,342,678	100.0%	185,748,700	100.0%	398,091,378	100.0%
(1) Companies of the Santander Spain Group. (*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On March 31, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

The Bank Santander Spain’s ADRsSales and Free Float Increase

On March 22, 2012 Santander Spain informed to Santander Brasil that, in fulfillment of CVM Instruction No. 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Santander Brasil, it reduced its interest in the capital stock of Santander Brasil in 5.76%, which resulted in the increase of the free-float of the Company to 24.12%. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions: (i) the transfer of 4.41% of Santander Brasil’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Santander Brasil carried out until March 22, 2012, and (iii) the transfer of 0.77% of Santander Brasil´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds. Following such transactions, Santander Spain, directly and indirectly, now holds 76.6% of the voting capital and 75.8% of the total capital of Santander Brasil of shares outstanding.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	March 31, 2012			December 31, 2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets
Trading derivatives, net	(31,247)	-	(333,020)	(25,639)	-	(442,496)
Banco Santander Spain	(31,247)	-	-	(25,639)	-	-
Santander Benelux, S.A., N.V.	-	-	(191,755)	-	-	(308,821)
Abbey National Treasury Services Plc	-	-	(34,359)	-	-	(39,102)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(106,906)	-	-	(94,573)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	4,027,283	-	2,262	227,724	-	1,097
Banco Santander, S.A. – Spain (3)	4,027,283	-	-	227,724	-	-
Banco Santander Totta, S.A.	-	-	2,262	-	-	1,097
Loans and amounts due from credit institutions (1)	47,695	752,806	225,484	95,539	822,928	266,568
Banco Santander Spain	47,695	-	-	95,539	-	-
Santander Benelux, S.A., N.V.	-	-	216,046	-	-	262,818
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	736,316	-	-	822,606	-
Companhia de Arrendamento Mercantil RCI Brasil	-	16,490	-	-	322	-
Abbey National Treasury Services Plc	-	-	9,438	-	-	1,369
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	2,381
Other Assets	880	2,199	499,213	5,438	615	383,871
Banco Santander Spain	880	-	-	5,438	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,480	-	-	615	-
Companhia de Arrendamento Mercantil RCI Brasil	-	719	-	-	-	-
Santander Seguros	-	-	452,510	-	-	326,637
Others	-	-	46,703	-	-	57,234
				-	-	-
Liabilities				-	-	-
Deposits from credit institutions	(1,970,345)	(31,493)	(188,204)	(1,200,207)	(15,213)	(171,371)
Banco Santander Spain (4)	(1,970,345)	-	-	(1,200,207)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(184,340)	-	-	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(25,402)	-	-	(10,348)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(6,091)	-	-	(4,865)	-
Others	-	-	(3,864)	-	-	(4,290)
Customer deposits	-	-	(393,700)	-	-	(422,753)
ISBAN Brasil S.A.	-	-	(57,858)	-	-	(110,341)
Produban Serviços de Informática S.A.	-	-	(34,038)	-	-	(47,970)
Universia Brasil S.A.	-	-	(162)	-	-	(310)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(225,558)	-	-	(223,367)
Aquanima Brasil Ltda.	-	-	(25,520)	-	-	(31,062)
Others	-	-	(50,564)	-	-	(9,703)
Other Liabilities - Dividends and Bonuses Payable	(257,398)	-	(169)	(908,004)	-	(3,615)
Banco Santander, S.A. – Espanha	(1,444)	-	-	(7,772)	-	-
Grupo Empresarial Santander, S.L. (1)	(97,104)	-	-	(379,617)	-	-
Santander Insurance Holding, S.L.	-	-	(169)	-	-	(553)
Sterrebeeck B.V. (1)	(158,850)	-	-	(520,615)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.
(Zona Franca da Madeira)	-	-	-	-	-	(3,062)
Other Payables	(5,406)	-	(89,370)	(3,972)	-	(85,979)
Banco Santander Spain	(5,406)	-	-	(3,972)	-	-
Santander Insurance Holding, S.L.	-	-	-	-	-	(9,257)
Santander Seguros	-	-	(85,057)	-	-	(74,772)
Others	-	-	(4,313)	-	-	(1,950)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In the first quarter of 2012, refers to cash amounting R$1,964,656 thousand (December 31, 2011 - R$227,724 thousand) and investments in “overnight”, amounting R$2,062,627 thousand, maturing in April 2012 and interest at 0.17 p.a.

(4) In the first quarter of 2012, refers to raising funds through operations transfers abroad amounting R$508,905 thousand with maturity until January 2015 and interest between 0.45% and 5.82% p.a. (December 31, 2011 - R$1,200,207 thousand, with interest between 0,39% and 5.82% p.a.) and raising funds through time deposits, in the amount of R$730,395 thousand, maturing on August 27, 2012 and interest of 2.56% p.a. and R$731,045 thousand, maturing on December 27, 2012 and interest of 3.63% p.a.

	March 31,
Thousands of Reais	2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions
	1,581	15,090	154	1,455	9,868	-
Banco Santander Spain	1,581	-	-	1,455	-	-
Abbey National Treasury Services Plc	-	-	7	-	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	15,090	-	-	9,868	-
Santander Benelux, S.A., N.V.	-	-	58	-	-	-
Santander Overseas Bank, Inc - Puerto Rico	-	-	89	-	-	-
Interest expense and similar charges - Customer deposits	-	-	(6,233)	-	-	(9,013)
ISBAN Brasil S.A.	-	-	(1,905)	-	-	(2,749)
Produban Serviços de Informática S.A.	-	-	(882)	-	-	(908)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(2,088)	-	-	(5,235)
Others	-	-	(1,358)	-	-	(121)
Interest expense and similar charges - Deposits from credit institutions
	(1,953)	-	(24)	(6,402)	(620)	-
Banco Santander Spain	(1,953)	-	-	(6,402)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	(620)	-
Others	-	-	(24)	-	-	-
Interest expense and similar charges - Marketable debt securities	(4,257)	-	-	(1,288)	-	-
Banco Santander Spain	(4,257)	-	-	(1,288)	-	-
Fee and commission income (expense)	(12,022)	4,244	36,983	5,476	2,005	678
Banco Santander Spain	(12,022)	-	-	5,476	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	3,183	-	-	2,005	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	-	-	-	127
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	-	-	-	551
Santander Seguros	-	-	30,585	-	-	-
Others	-	1,061	6,398	-	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(68,652)	-	(33,352)	(34,966)	-	52,231
Banco Santander Spain	(68,652)	-	-	(34,966)	-	-
Santander Benelux, S.A., N.V.	-	-	(4,309)	-	-	56,078
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	-	-	39
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,512)	-	-	(1,611)
Abbey National Treasury Services Plc	-	-	(10,754)	-	-	(2,538)
Others	-	-	(2,777)	-	-	263
Administrative expenses and amortization	(73)	-	(78,500)	-	-	(52,924)
Banco Santander Spain	(73)	-	-	-	-	-
ISBAN Brasil S.A.	-	-	(21,739)	-	-	(12,472)
Produban Serviços de Informática S.A.	-	-	(35,231)	-	-	(27,285)
ISBAN Chile S.A.	-	-	(1,111)	-	-	(1,242)
Aquanima Brasil Ltda.	-	-	(5,375)	-	-	(5,381)
Ingeniería de Software Bancario, S.L.	-	-	(8,407)	-	-	(3,947)
Others	-	-	(6,637)	-	-	(2,597)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

I) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary by Category

					March 31, 2012	December 31, 2011
		Cost Value	Adjustment to Market Value Reflected in:		Carrying	Carrying
		Amortized	Profit/ Loss	Equity	Value	Value
Derivatives (Assets)		4,094,997	(461,030)	(273)	3,633,694	4,235,190

Derivatives (Liabilities)		(4,422,519)	471,350	(9,127)	(3,960,296)	(4,745,731)

						December 31, 2011
			March 31, 2012
			Trading			Trading

	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		(11,931)	29,920	-	(232,234)	(195,880)
Asset	86,346,693	9,141,873	9,380,554	99,094,099	9,085,753	9,228,909
CDI (Interbank Deposit Rates)	27,016,859	6,809,901	7,023,982	32,413,067	8,712,638	8,223,265
Fixed Interest Rate - Real (1)	6,485,462	2,311,672	2,331,699	5,684,619	373,115	1,005,644
Indexed to Price and Interest Rates	10,673,075	-	-	13,259,314	-	-
Indexed to Foreign Currency	42,065,478	-	-	47,621,292	-	-
Others	105,819	20,300	24,873	115,807	-	-
Liabilities	88,203,810	(9,153,804)	(9,350,634)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	20,364,409	-	-	23,700,429	-	-
Fixed Interest Rate - Real	5,861,525	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	16,956,821	(6,283,746)	(6,239,575)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	44,935,536	(2,870,058)	(3,111,059)	50,340,717	(2,719,425)	(3,004,037)
Others	85,519	-	-	192,009	(76,202)	(68,277)
Options	148,834,776	(77,076)	(95,899)	266,612,580	(217,101)	(329,357)
Purchased Position	66,715,624	278,262	202,962	110,672,248	239,107	208,117
Call Option - US Dollar	671,410	14,191	8,446	1,299,890	22,549	39,528
Put Option - US Dollar	675,996	3,421	1,069	794,230	2,656	65
Call Option - Other (2)	36,595,279	163,224	90,722	74,456,856	111,458	48,267
Put Option - Other (2)	28,772,939	97,426	102,725	34,121,272	102,444	120,257
Sold Position	82,119,152	(355,338)	(298,861)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	522,726	(5,881)	(6,146)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,181,115	(12,761)	(5,547)	2,848,995	(19,867)	(7,683)
Call Option - Other ((2)	44,309,417	(185,161)	(126,570)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	36,105,894	(151,535)	(160,598)	81,154,800	(227,800)	(411,790)
Futures Contracts	60,218,355	-	-	100,361,012	-	-
Purchased Position	24,976,891	-	-	46,879,640	-	-
Exchange Coupon (DDI)	4,441,793	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	17,703,678	-	-	42,328,562	-	-
Foreign Currency	2,103,143	-	-	2,563,038	-	-
Indexes (3)	688,371	-	-	78,332	-	-
Treasury Bonds/Notes	24,773	-	-	178,570	-	-
Others	15,133	-	-	3,413	-	-
Sold Position	35,241,464	-	-	53,481,372	-	-
Exchange Coupon (DDI)	13,318,518	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	16,172,497	-	-	21,981,554	-	-
Foreign Currency	5,055,368	-	-	13,923,253	-	-
Indexes (3)	601,887	-	-	38,496	-	-
Treasury Bonds/Notes	93,194	-	-	178,187	-	-
Forward Contracts and Others	16,437,674	(60,088)	(298,360)	22,726,891	(13,508)	(29,941)
Purchased Commitment	7,610,517	(976,312)	111,989	11,564,473	412,217	298,083
Currencies	7,607,860	(976,312)	111,989	11,556,048	412,217	298,083
Others	2,657	-	-	8,425	-	-
Sell Commitment	8,827,157	916,224	(410,349)	11,162,418	(425,725)	(328,024)
Currencies	8,802,246	895,733	(176,134)	11,138,022	(442,856)	(272,312)
Others	24,911	20,491	(234,215)	24,396	17,131	(55,712)
(1) Includes credit derivatives. (2) Includes stock options, indices and commodities. (3) Includes Bovespa index and S&P.

II) Derivatives Financial Instruments by Counterparty

					Notional
				March 31, 2012	December 31, 2011

	Customers	Related Parties	Financial Institutions (1)	Total	Total
"Swap"	31,630,046	26,794,920	27,921,727	86,346,693	99,094,099
Options	421,459	-	148,413,317	148,834,776	266,612,580
Futures Contracts	-	-	60,218,355	60,218,355	100,361,012
Forward Contracts and Others	8,511,662	7,902,640	(231,067)	16,183,235	22,654,399
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Notional
				March 31, 2012	December 31, 2011

	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
"Swap"	11,514,129	25,303,284	49,529,280	86,346,693	99,094,099
Options	33,974,883	108,587,430	6,272,463	148,834,776	266,612,580
Futures Contracts	29,997,213	10,586,823	19,634,319	60,218,355	100,361,012
Forward Contracts and Others	7,991,295	5,343,652	2,848,288	16,183,235	22,654,399

IV) Derivatives by Market Trading

					Notional
				March 31, 2012	December 31, 2011
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
"Swap"	25,317,368	40,492,060	20,537,265	86,346,693	99,094,099
Options	148,377,548	341,062	116,166	148,834,776	266,612,580
Futures Contracts	60,218,355	-	-	60,218,355	100,361,012
Forward Contracts and Others	20,716	10,360,922	5,801,597	16,183,235	22,654,399
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate – credit risk received corresponds to R$686,709 thousand of cost (December 31, 2011, R$557,327 thousand) and R$630,865 thousand of fair value (December 31,2011, R$500,425 thousand). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$3,197 thousand (December 31, 2011, R$3,291 thousand).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

				March 31, 2012		December 31, 2011

			Adjustment			Adjustment
	Cost	Fair Value	to Market	Cost	Fair Value	to Fair Value
Hedge Instruments
Swap Contracts	78,170	49,288	(28,882)	74,928	76,175	1,247
Asset	617,161	649,302	32,141	417,731	453,595	35,864
CDI (Interbank Deposit Rates)	354,862	355,857	995	145,940	146,711	771
Indexed to Foreign Currency - Libor - US Dollar	262,299	293,445	31,146	271,791	306,884	35,093
Liabilities	(538,991)	(600,014)	(61,023)	(342,803)	(377,420)	(34,617)
Indexed to Foreign Currency - US Dollar	(303,934)	(338,233)	(34,299)	(101,410)	(102,318)	(908)
Indexed to Foreign Currency - Fixed Interest US Dollar	(54,607)	(59,136)	(4,529)	(55,498)	(60,565)	(5,067)
CDI (Interbank Deposit Rates)	(180,450)	(202,645)	(22,195)	(185,895)	(214,537)	(28,642)
Object of "Hedge"
Assets	538,568	572,379	33,811	342,473	346,260	3,787
Lending Operation	417,241	430,539	13,298	342,473	346,260	3,787
Indexed to Foreign Currency - US Dollar	181,791	196,376	14,585	100,871	102,321	1,450
Indexed to Foreign Currency - Fixed Interest US Dollar	55,006	59,136	4,130	55,663	60,565	4,902
CDI (Interbank Deposit Rates)	180,444	175,027	(5,417)	185,939	183,374	(2,565)
Securities	121,327	141,840	20,513	-	-	-
Securities Available for Sale - Debentures	121,327	141,840	20,513	-	-	-

b) Cash Flow Hedge

						March 31, 2012

			Reference			Adjustment
Hedge Instruments			Value	Cost	Fair Value	to Fair Value
Swap Contracts				(2,150)	(11,550)	(9,400)
Asset			966,432	966,432	723,139	(243,293)
Indexed to Foreign Currency - Swiss Franc (1)			607,741	607,741	363,752	(243,989)
Indexed to Pre Interest Rate- Real (2)			358,691	358,691	359,387	696
Liabilities			(968,582)	(968,582)	(734,689)	233,893
Indexed to Foreign Currency - Pre Dolar			(968,582)	(968,582)	(734,689)	233,893
Future Contracts			29,029,405	-	-	-
DI1 Rate (3)			17,332,944	-	-	-
Foreign Currency - Dolar (4)			11,696,461	-	-	-

					December 31, 2011

			Reference			Adjustment
Hedge Instruments			Value	Cost	Fair Value	to Fair Value
Swap Contracts				(30,354)	(31,538)	(1,184)
Asset			651,490	651,490	678,479	26,989
Indexed to Foreign Currency - Swiss Franc (1)			300,488	300,488	326,280	25,792
Indexed to Pre Interest Rate- Real (2)			351,002	351,002	352,199	1,197
Liabilities			(681,844)	(681,844)	(710,017)	(28,173)
Indexed to Foreign Currency - Pre Dolar			(681,844)	(681,844)	(710,017)	(28,173)
Future Contracts			(1,794,034)	-	-	-
DI1 Rate (3)			(1,794,034)	-	-	-

	March 31, 2012	December 31, 2011

Hedge Object - Cost	31,370,177	2,518,986
Assets	12,632,154	-
Lending Operations - Financing and Export Credit and Imports	12,632,154	-
Liabilities	18,738,023	2,518,986
Eurobonds	602,177	300,803
Foreign Loans	358,691	351,002
Bank Deposit Certificate- CDB	17,777,155	1,867,181

(1) Operation with maturing on December 1, 2014 and April 12, 2016 whose object of hedge are eurobonds operations.

(2) Operation with maturing on June 15,2012, and hedge object of foreign loans transactions.

(3) Operation with maturing on January 2, 2014 and the updated amount of instruments is R$17,235,830 thousand (December 31, 2011 - R$1,812,796 thousand) whose object of hedge are bank deposits certificates (CDB).(4) Operation with maturing between April 30, 2012 and January 2, 2013 and updated value of the instruments of R$12,604,278 thousand, whose object of "hedge" are credit operations - credit and financing contracts for export and import

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$71,859 thousand and in December 31, 2011 to a credit in the amount of R$15,149 thousand recorded in equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

VII) Derivatives Pledged as Guarantee

The margin as collateral for transactions traded on BMF&Bovespa with derivative financial instruments own and third party is made up of government securities in the amount of R$7,737,960 thousand (December 31, 2011 – R$8,851,981 thousand).

VII) Derivatives Recorded in Assets and Liabilities

	March 31, 2012	December 31, 2011

Assets
Swap Differentials Receivable	3,161,648	3,334,672
Option Premiums to Exercise	202,962	208,117
Forward Contracts and Others	269,084	692,401
Total	3,633,694	4,235,190

Liabilities
Swap Differentials Payable	3,093,990	3,485,915
Option Premiums Launched	298,861	537,474
Forward Contracts and Others	567,445	722,342
Total	3,960,296	4,745,731

Investment Hedge

On March 31, 2012, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$1,816,819 thousand, maturing between August to December 2012 and the effect of R$ 104,219 thousand of mark to market recorded in equity, net of tax effects. The effectiveness obtained for this portfolio of “hedge” is in accordance with the current regulations and was not identified any ineffective portion to be recorded in income over the period

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and criteria for the classification of operations and capital management of Standardized Approach of Basileia II of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander estimates the sensitivity of financial instruments considering the deteriorating provisions of CVM Instruction 475/2008, considered a low probability of occurrence. According to the strategy established by the Management in the case of signs of deterioration of the market shares are taken to minimize potential impacts. Scenarios 2 and 3 consider these deteriorating.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest curves and foreign currency coupon, plus a shock of 25% on the currency of stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest curves and foreign currency coupon, plus a shock of 50% on the currency of stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Real: all products with price changes tied to changes in interest rate in Brazilian Real.

Shares and Indexes: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2012.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(15,805)	(3,627)	136,286
Coupon - Other Currencies	(3,400)	(33,997)	(169,985)
Fixed Interest Rate - Reais	(8,657)	(86,572)	(432,860)
Shares and Indices	(34,927)	(87,317)	(174,634)
Inflation	5,006	50,064	250,318
Other	(1,020)	(10,198)	(50,990)
Total (1)	(58,803)	(171,647)	(441,865)
(1) Amounts net of taxes.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	5,144	51,444	257,220
TR and Long-term Interest Rate (TJLP)	(5,457)	(54,571)	(272,855)
Fixed Interest Rate - Reais	(25,867)	(258,666)	(1,293,331)
Inflation	(1,708)	(17,085)	(85,424)
Total (1) (2)	(27,888)	(278,878)	(1,394,390)
(1) Capital market value was calculated with 1.5 year maturity. (2) Amounts net of tax effects.

c) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais		March 31, 2012	December 31, 2011

Investment funds		113,281,906	104,877,454
Assets under management		7,685,476	8,144,334
Total		120,967,382	113,021,788

d) Third-party securities held in custody

As of March 31, 2012 and December 31, 2011, the Bank held in custody marketable debt securities and equity instruments totaling R$116,936,841 thousand and R$122,198,361 thousand, respectively entrusted to it by third parties.

e) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

		March 31,
Thousands of Reais		2012		2011
Interest and similar income		13,672,820		11,802,091
Fee and commission income (net)		1,934,734		1,782,254
Impairment losses on financial assets (net)		(3,571,108)		(2,058,659)
Other income and expense		101,010		(152,152)
Interest expense and similar charges		(5,935,337)		(5,163,164)
Third-party input		(1,303,867)		(1,213,833)
Materials, energy and others		(140,714)		(134,306)
Third-party services		(1,080,371)		(988,236)
Impairment of assets		10,770		(9,196)
Other		(93,552)		(82,095)
Gross added value		4,898,252		4,996,537
Retention
Depreciation and amortization		(429,710)		(338,153)
Added value produced		4,468,542		4,658,384
Added value received from transfer
Investments in affiliates and subsidiaries		18,434		18,193
Added value to distribute		4,486,976		4,676,577
Added value distribution
Employee		1,538,650	34.3%	1,412,016	30.2%
Compensation		1,130,524		1,042,400
Benefits		257,336		229,297
Government severance indemnity funds for employees - FGTS		81,825		76,756
Other		68,965		63,563
Taxes		1,078,262	24.0%	1,063,015	22.7%
Federal		703,372		1,055,039
State		181,789		430
Municipal		193,101		7,546
Compensation of third-party capital - rental		146,856	3.3%	130,375	2.8%
Remuneration of interest on capital		1,723,208	38.4%	2,071,171	44.3%
Dividends and interest on capital		400,000		600,000
Profit Reinvestment		1,318,667		1,468,699
Profit (loss) attributable to non-controlling interests		4,541		2,472

Total		4,486,976	100.0%	4,676,577	100.0%

17. Supplementary information – Conciliation of shareholders’ equity and net income

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

			March 31,		December 31,
Thousands of Reais	Note		2012	2011	2011

Shareholders' equity attributed to the parent under Brazilian GAAP			66,104,875	65,167,169	65,578,565
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	c		15,944	3,352	13,840
Redesignation of financial instruments to available-for-sale	a		374,271	512,178	303,686
Impairment on loans and receivables	b		1,101,469	446,982	1,128,106
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d		493,058	336,313	545,763

Reversal of goodwill amortization	e		10,695,461	7,565,158	9,786,227
Realization on purchase price adjustments	f		699,050	613,459	708,533
Share based payments	g		-	31,336	34,132
Others			(53,686)	29,911	(85,820)
Shareholders' equity attributed to the parent under IFRS			79,430,442	74,705,858	78,013,032
Non-controlling interest under IFRS			21,793	10,264	18,960
Shareholders' equity (including non-controlling interest) under IFRS			79,452,235	74,716,122	78,031,992

				March 31,
Thousands of Reais	Note			2012	2011

Net income attributed to the parent under Brazilian GAAP				856,485	1,012,961
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	c			8,297	2,794
Redesignation of financial instruments to available-for-sale	a			1,333	(10,343)
Impairment on loans and receivables	b			(26,637)	226,391
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d
				(52,705)	36,313
Reversal of goodwill amortization	e			909,234	775,862
Realization on purchase price adjustments	f			(9,483)	(26,061)
Others				32,143	50,782
Net income attributed to the parent under IFRS				1,718,667	2,068,699
Non-controlling interest under IFRS				4,541	2,472
Net income (including non-controlling interest) under IFRS				1,723,208	2,071,171

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in Consolidated Statements of Comprehensive Income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other". ". In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated the asymmetry with the international standard.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

Direct and Indirect controlled by Banco Santander (Brasil) S.A.		Participation %		Adjusted Stockholders'
	Activity	Direct	Indirect	Equity (5)	Net Income (5)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (4)
	Asset Manager	99.99%	100.00%	200,214	15,084
Banco Bandepe S.A. (4)	Bank	100.00%	100.00%	3,040,746	66,860
Santander Leasing S.A. Arrendamento Mercantil (3)	Leasing	78.57%	99.99%	10,176,198	176,902
Aymoré Crédito, Financiamento e Investimento S.A. (3)	Financial	100.00%	100.00%	1,227,890	6,375
Santander Administradora de Consórcios Ltda. (3)	Buying club	100.00%	100.00%	4,285	54
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	156,640	8,925
Santander Microcrédito Assessoria Financeira S.A. (5)	Microcredit	100.00%	100.00%	19,356	1,800
Santander Brasil Advisory Services S.A. (1) (5)	Other Activities	96.52%	96.52%	17,325	665
CRV Distribuidora de Títulos e Valores Mobiliários S.A.
(CRV DTVM) (3) (6)	Dealer	100.00%	100.00%	23,146	1,067
Santander Corretora de Câmbio e Valores Mobiliários S.A. (3)	Broker	99.99%	100.00%	274,252	24,746
Webmotors S.A. (5)	Other Activities	100.00%	100.00%	64,442	3,928
Santander Participações S.A. (1) (5) (6)	Holding	100.00%	100.00%	1,343,226	74,496
Santander Getnet Serviços para Meios de Pagamento S.A. (5)	Other Activities	50.00%	50.00%	35,649	9,527
Sancap(5)	Holding	100.00%	100.00%	268,591	42,113
Mantiq Investimentos Ltda (5) (7)	Other Activities	100.00%	100.00%	5,506	706
Santos Energia Participações S.A. (5) (7)	Holding	100.00%	100.00%	2,329	(160)
MS Participações Societárias S.A (5) (7)	Holding	78.35%	78.35%	11,901	(1,296)
Santander EFC (8)	Financial	100.00%	100.00%	1,816,819	-

Controlled by Sancap
Santander Capitalização S.A. (2) (4)	Savings and annuities	-	100.00%	268,051	42,113

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (5)
	Insurance Broker	-	100%	170,403	3,527

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	-	-

(a) Company over which effective control is exercised and there is no equity.

(1) At the Extraordinary General Meeting held on August 26, 2011 the following was approved (i) name change of Santander Advisory Services S.A. to Santander Participações S.A.; (ii) name change of Santander CHPS S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.

(2) Participation transferred to Sancap through the partial spin-off of Santander Seguros, as mentioned in note 3.c.

(3) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

(4) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(5) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(6) At the Extraordinary General Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brazil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by the Bacen. In the Meeting held on March 29, 2012, were approved the capital increase of Santander Participações amounts R$1,000,000, through the transfer of assets of Banco Santander (Brasil), amount of R$745,191 and in the form of cash, totaling R$254,809.

(7) Investment acquired in 2011.

(8) Independent subsidiary in Spain, established in March 2012.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer